N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES AGREEMENT TO SELL NON-CORE SASKATCHEWAN ASSETS FOR $720 MILLION

CALGARY, Alberta – March 4, 2009 – Talisman Energy Canada and its affiliate, Fortuna (US) L.P., (collectively, Talisman) have entered into an agreement with Crescent Point Resources L.P  and TOG Partnership, an affiliate of Tristar Oil & Gas Ltd., who will purchase Talisman’s southeast Saskatchewan and Daniels County, Montana assets for total proceeds of approximately  C$720 million.

“This is in keeping with our strategic objective to focus Talisman’s portfolio on material, core assets,” said John A. Manzoni, President and Chief Executive Officer.  “Although southeast Saskatchewan has been part of our legacy, the majority of our capital spending and effort in North America going forward will be deployed to accelerate success in our unconventional natural gas plays.”

The sale includes approximately 610,000 net acres of land (73% in southeast Saskatchewan, including fee title lands) with approximately 8,500 boe/d of net production, as well as Talisman owned and operated infrastructure. An independent, NI-51-101 compliant reserves report by AJM Petroleum Consultants dated March 2, 2009, estimated proved reserves at 20.1 mmboe and proved plus probable reserves at 34.1 mmboe (before royalties, net to Talisman).  The sale is subject to regulatory approval, with an expected closing date of June 1, 2009.

FirstEnergy Capital Corp. has acted as exclusive advisor to Talisman in connection with this transaction.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman’s shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:                                                                                                Shareholder and Investor Inquiries:
David Mann
Vice President, Corporate                                                                                         Christopher J. LeGallais
& Investor Communications                                                                                        Vice President, Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                                     Phone:      403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                               Email:      tlm@talisman-energy.com

06-09

Forward-Looking Information

This press release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy and plans; expected sale of a subsidiary of Talisman and timing; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The completion of any contemplated disposition is contingent on various factors, including market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release.  The material risk factors include, but are not limited to uncertainties as to the availability and cost of financing and changes in capital markets, the possibility that government policies or laws may change or governmental approvals may be delayed or withheld and the abilities of the parties to complete the transactions generally.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Financial Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

BOE Conversion

Throughout this press release, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil for, based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. An boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.